

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 28, 2016

<u>Via E-mail</u>
Michael J. Senken
Chief Financial Officer
MiMedx Group, Inc.
1775 West Oak Commons Court, NE
Marietta, Georgia 30062

      Re: **MiMedx Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 29, 2016
                Form 10-Q for the Quarterly Period Ended June 30, 2016
                Filed August 2, 2016
                Form 8-K filed July 26, 2016
                File No. 001-35887

Dear Mr. Senken :

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Discussion of Cash Flows, page 40</u>

1.   You include the discussion of your adjusted EBITDA in your discussion of cash flows. Please tell us whether you are presenting adjusted EBITDA as a non-GAAP liquidity measure, or as a non-GAAP performance measure. Revise your disclosures in future filings to clearly and consistently disclose how you are presenting and using this non-GAAP measure. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and Questions 102.06

our Compliance and Disclosure Interpretations on Non-GAAP Measures which is available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 44

2.   Please amend the filing to include an attestation report from your registered public accountant that opines on your internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S-K.

Note 2. Significant Accounting Policies

Segment Reporting, page 49

3.   In future filings, including any amendments, please provide the disclosures required by ASC 280-10-50-40 regarding your revenues from external customers for each product and service or each group of similar products and services.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Financial Statements

Note 4. Acquisition of Stability, Inc., page 10

4.   On page 12, you disclose that you determined the amount of your goodwill based on an independent appraisal. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

5.   Please tell us the method you used to determine the acquisition date fair value of the common shares issued. In future filings provide the disclosure required by ASC 805-30-50-1(b).

6.   Please revise future filings to include the disclosures required by ASC 805-30-50-1(a) and (d) and ASC 805-10-50-2(h)(1).

7.   We note that the amounts shown in the table for the allocation of the purchase price have changed from those shown in your March 31, 2016 Form 10-Q. For example, we note that the amounts of goodwill and intangible assets changed. Please tell us the reasons for

the changes. In future filings please provide the disclosures required by ASC 805-20-50-4A.

8.   With respect to the contingent consideration in the arrangement, please respond to the following:

- Describe to us the arrangement and the basis for determining the amount of the payment.
- Provide us an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, tell us the reasons why. If the maximum amount of the payment is unlimited, please explain why.
- Revise future filings to provide all of the disclosures required by ASC 805-30-50-1(c). Refer to Example 5 in ASC 805-10-55-37.

9.   We note that the amount shown as the fair value of the earn-out was $33.2 million in your March 31, 2016 Form 10-Q, while the amount shown in your June 30, 2016 Form 10-Q is $25.6 million. Tell us the reasons for the changes in your estimate, and explain to us how your accounting considered ASC 805-30-35-1.

10.   In addition, in future filings, for each reporting period after the acquisition date until you settle the contingent consideration liability (or the liability is cancelled or expires), consistent with ASC 805-30-50-4 please disclose (i) any changes in the recognized amount of the contingent liability, including any differences arising upon settlement; (ii) any changes in the range of outcomes (undiscounted) and the reasons for those changes; (iii) the disclosures about fair value required by ASC 820-10-50; and (iv) a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 24

11.   Please disclose in future filings, as applicable, the reasons underlying the changes in your results of operations, including any changes attributable to price and volume or to the introduction of new products, and quantify the amount of those changes. For example, your revenue discussions for the three and six month periods ended June 30, 2016 indicate that revenues increased in each of your business lines, but you do not indicate the primary drivers for these increased revenues. See Regulation S-K Item 303(a)(3)(iii). Also, to the extent that any unusual or infrequent events, such as material acquisitions, materially impacted your reported income from continuing operations, please revise future filings to describe these events and indicate the extent of the impact on your income. See Regulation S-K Item 303(a)(3)(i).

Form 8-K filed July 26, 2016

Exhibit 99.1

12.   We note that in your Highlights section and elsewhere you present and discuss non-GAAP amounts before the most directly comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Tim Buchmiller at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery